UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: April 7, 2011

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX PUBLICLY TRADED STOCK CORPORATION WITH VARIABLE CAPITAL
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                    Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____               No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX LAUNCHES ITS FIRST GLOBAL READY-MIX CONCRETE BRAND: PROMPTIS®

MONTERREY, MEXICO, APRIL 5, 2011– CEMEX, S.A.B. de C.V. (NYSE: CX), announced today the launch of its first global brand of ready-mix concrete, Promptis®. The rapid-hardening, fast-formwork removal concrete technology is already being sold in France, UK, Ireland, Israel, Spain, and Croatia and will be made available in Austria, Poland, Latvia, UAE, and Hungary starting in the second half of 2011.

Promptis® is able to reach early compressive strength in as fast as 4 hours, compared with an average of 18 hours in conventional concrete. Despite its rapid-hardening properties, Promptis® has been designed to retain workability for over 90 minutes, thus allowing the material to be easily handled without the risk of sudden hardening, even under extremely hot weather. Its strength develops in a progressive manner as the concrete ages, resulting in a highly durable material that also exhibits a good resistance to shrinkage cracking.

“As a global leader in ready-mix concrete, CEMEX is innovating through a new product that enables our customers to accelerate their construction cycle and consequently reduce total project costs,” said Ignacio Ortiz, CEMEX President for Central Europe and the Middle East. “Promptis® allows our customers to increase efficiency in their projects.”

Promptis® uses CEMEX’s proprietary cutting-edge admixture technology, and the company will be able to offer the concrete technology at any of CEMEX´s ready-mix plants providing a reliable product that meets its customers’ performance expectations.

Promptis® technology is the result of two years of research activities carried out by scientists at the CEMEX Research Group AG in Switzerland. The global offering of Promptis® has been possible thanks to a strict industrialization process that ensures the transfer of technology through a close collaboration between Research and Development and Operations. Promptis® complies with specifications established by norms and standards worldwide.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, weather conditions, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	April 7, 2011	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller